SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 26 September 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

26 September 2011
Ivanhoe Mines expects the Mongolian government
to support the Oyu Tolgoi investment agreement
Schedule for supply of interim electric power remains on track
Statement
VANCOUVER, CANADA — Ivanhoe Mines said in a statement today that the investment agreement for the Oyu Tolgoi Project remains a fair and legally binding contract that deserves and requires the unqualified support of all parties.
Media reports during the weekend quoted Mongolia’s Mineral Resources and Energy Minister D. Zorigt as indicating that Ivanhoe Mines and Rio Tinto would receive a letter from the Mongolian government asking the companies to consider entering into discussions to address a possible change to the investment agreement. A reported potential proposed change would see acceleration of the government’s right to increase its current 34% interest in Oyu Tolgoi to 50% by purchasing an additional 16% at fair market value at some future point, after Ivanhoe Mines and Rio Tinto recoup their capital investments in the project.
Earlier this month, 20 members of Mongolia’s national parliament petitioned the government to pursue changes to the investment agreement ahead of a general election set for next June.
The investment agreement, which was negotiated over five years, signed in October 2009 and became fully effective in March 2010, complies fully with all Mongolian laws and was negotiated by the government in accordance with all resolutions issued by the Mongolian parliament. The agreement has been the basis for the commitment by Ivanhoe Mines and its strategic investor, Rio Tinto, to invest billions of dollars in the development of the mining complex. Ivanhoe Mines discovered the Oyu Tolgoi deposits and holds a 66% interest in the project.
Oyu Tolgoi already has created jobs for thousands of Mongolians and has helped Mongolia to achieve one of the highest growth rates of any developing country in the world. The project’s benefits also have been shared among local businesses and suppliers, which now form an integral and growing part of the project.
Rio Tinto Chairman Jan du Plessis hosted a milestone “Half-Way There” ceremony at the site of the Oyu Tolgoi complex yesterday, which was addressed by Mineral Resources and Energy Minister Zorigt, former President N. Bagabandi and project executives, marking 50 per cent completion of the construction of the mine’s first phase. Speech texts will be posted to the Ivanhoe Mines website. The project’s progress has been made possible by the support of an exceptionally dedicated Mongolian and international workforce and an excellent working relationship with the Mongolian government and its regulatory authorities.

The project is on track toward production of first ore in 2012 and commercial production of copper, gold and silver concentrate in the first half of 2013.
The investment agreement has been fundamental in building Mongolia’s reputation as an increasingly reliable and stable destination for foreign investment. With many significant resources projects still to be financed and developed — including the proposed overseas listing of Erdenes Tavan Tolgoi — Ivanhoe Mines is confident that Mongolia’s leadership understands the fundamental importance of Oyu Tolgoi’s contractual commitments and stabilized investment agreement that were formalized less than two years ago.
Under Mongolia’s Minerals Law, Ivanhoe Mines was entitled to request and enter into an investment agreement with the government that guaranteed a stable tax, fiscal and operational environment for a 30-year term. The investment agreement provides that following renewal of the investment agreement after expiry of its term the government may negotiate to acquire an additional 16% interest in Oyu Tolgoi, on agreed terms, to take its total participating interest in the project to 50%.
Power supply assurances
Ivanhoe Mines has noted comments attributed to Rio Tinto executives at an investor briefing last week regarding the possible delay of delivery of electric power to Oyu Tolgoi. Ivanhoe Mines remains confident that the necessary agreements between Mongolia and China will be satisfactorily concluded to secure the timely supply of interim, high-voltage electric power from China to ensure that Oyu Tolgoi can begin commercial production on schedule.
Oyu Tolgoi representatives have been assured that inter-governmental negotiations between Mongolia and China are continuing to progress and that the Mongolian government also is confident that interim power for the project will be provided from China. The Mongolian government recently began engagement with China’s National Development and Reform Commission on the matter. Erection of steel towers for an 86-kilometre, high-voltage power line from Oyu Tolgoi to the Mongolia-China border currently is 82% complete. In a landmark strategic partnership agreement signed by the Mongolian prime minister and Chinese premier during a bilateral summit meeting in mid-June this year, China committed to cooperate with Mongolia and support the supply of electric power.
Ivanhoe Mines reaffirms the accuracy and completeness of its previous disclosures on power supply, which are a matter of public record. Ivanhoe Mines has a rigorous system of disclosure controls and protocols to ensure that material information is disclosed in a timely manner so that all Ivanhoe shareholders have access to essential information. Ivanhoe will be informing Rio Tinto of its objections to a number of recent statements and will ask Rio Tinto to adhere to a policy of public disclosure that is accurate, clear and complete on key details and fair to all Ivanhoe shareholders.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

2

Forward-looking statements
This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events such as the planned provision of electric power for the scheduled start of production at Oyu Tolgoi, the estimated timing for first ore and the start of commercial production at Oyu Tolgoi. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These include statements regarding Oyu Tolgoi’s expected production of silver, gold, copper and molybdenum; and statements regarding the expected start of test production and commercial production. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

3

Oyu Tolgoi construction progress — September 26, 2011
1 — Concentrate storage building. 2 — Concentrator. 3 — Ore conveyors. 4 — Pebble crusher. 5 — Coarse-ore storage building.
Flotation tanks installed in the concentrator

Ball mills in the concentrator.
Open-pit mine pre-stripping at the Southern Oyu deposits.

Shaft #2 headframe construction
Power towers for the 86-kilometre 220kV power line to the Mongolia-China border.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 26 September 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary